FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of appointment of Alternate Director issued and published in Hong Kong newspapers on 1 April 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan

Name:	April Chan
Title:	Deputy Company Secretary

Date: 13 April 2004

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CLP Holdings Announces Appointment of Alternate Director

CLP Holdings Limited announced today the appointment of Mr. Bradley William Corson as an alternate to Mr. Tan Puay Chiang on the Board of CLP Holdings, with effect from 1 April 2004.

Mr. Corson, aged 42, is the Chairman of ExxonMobil Energy Limited and Castle Peak Power Company Limited, as well as the Deputy Chairman of Hong Kong Pumped Storage Development Company, Limited. He is also a Director of CLP Power Hong Kong Limited and CLP Research Institute Limited.

Mr. Corson holds a Bachelor of Science degree in Chemical Engineering from Auburn University. He joined Exxon Mobil Corporation (then Exxon Corporation) in 1983 and has broad experience in the oil and gas industry including operations, technical, environmental, commercial, strategic planning and human resources. He was assigned to work in Hong Kong as the Chairman of ExxonMobil Energy Limited in April 2004.

Mr. Corson does not have any interests in CLP Holdings shares within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any director, senior management or substantial or controlling shareholders of CLP Holdings. As an Alternate Director, Mr. Corson is not entitled to receive any Directors’ fees from CLP Holdings.

Mr. Corson replaces Ms. Lori Ryerkerk as Mr. Tan’s alternate on the Board of CLP Holdings. Ms. Ryerkerk resigned from the alternate directorship as a result of her transfer to a new assignment in the United States.

Hong Kong, 1 April 2004